The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3) Registration No. 333-105141
Subject to Completion
Preliminary Prospectus Supplement dated September 9, 2005
PROSPECTUS SUPPLEMENT
(To prospectus dated May 21, 2003)
4,500,000 Shares
Common Shares of Beneficial Interest

          We are offering and selling 4,500,000 of our common shares of beneficial interest with this prospectus supplement.
          Our common shares are listed on the New York Stock Exchange under the symbol “CLP.” The last reported sale price for our common shares on September 8, 2005 was $45.22 per share.
          Investing in our common shares involves risks that are described in the sections titled “Risk Factors” on page S-1 of this prospectus supplement and beginning on page 17 of our annual report on Form 10-K for the year ended December 31, 2004.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
          The underwriters may also purchase up to an additional 675,000 common shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The common shares will be ready for delivery on or about September      , 2005.

Joint Book-Running Managers

Merrill Lynch & Co.	Wachovia Securities

Bear, Stearns & Co. Inc.

Banc of America Securities LLC
Morgan Keegan & Company, Inc.
Stifel, Nicolaus & Company
Incorporated

The date of this prospectus supplement is September      , 2005.

Prospectus Supplement

          You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus supplement does not contain all of the information that is important to you. You should read this entire prospectus supplement and the accompanying prospectus as well as the documents incorporated by reference herein and therein before making an investment decision.

RISK FACTORS
          Investing in our common shares involves risks that could affect us and our business as well as the real estate industry generally. Before purchasing our common shares, you should carefully consider the risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this prospectus supplement, the other information in this prospectus supplement and the accompanying prospectus and the risks discussed below. Each of the risks described could result in a decrease in the value of our common shares and your investment therein. Much of the business information as well as the financial and operational data contained in our risk factors is updated in our periodic reports, which are also incorporated by reference into this prospectus supplement. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.
          Our investment in our joint venture with DRA Advisors LLC and our other joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.
          Our investment in our joint venture with DRA Advisors LLC described below under “Recent Developments,” and our other joint venture investments involve risks not customarily associated with our wholly owned properties, including the following:

•	we share decision-making authority with some of our joint venture partners regarding major decisions affecting the ownership or operation of the joint venture and the joint venture properties, such as the sale of the properties or the making of additional capital contributions for the benefit of the properties, which may prevent us from taking actions that are opposed by those joint venture partners;

•	prior consent of our joint venture partners is required for a sale or transfer to a third party of our interests in the joint venture, which restricts our ability to dispose of our interest in the joint venture;

•	our joint venture partners might become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a joint venture property or increase our financial commitment to the joint venture;

•	our joint venture partners may have business interests or goals with respect to the joint venture properties that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of such properties;

•	disputes may develop with our joint venture partners over decisions affecting the joint venture properties or the joint venture, which may result in litigation or arbitration that would increase our expenses and distract our officers and/or trustees from focusing their time and effort on our business, and possibly disrupt the day-to-day operations of the property such as by delaying the implementation of important decisions until the conflict or dispute is resolved; and

•	we may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments.

THE COMPANY
          When we refer to “we,” “us,” or “our” in this prospectus supplement, we mean Colonial Properties Trust and one or more of its subsidiaries (including Colonial Realty Limited Partnership, Colonial Properties Services Limited Partnership and Colonial Properties Services, Inc.) or, as the context may require, Colonial Properties Trust only.
          We are a fully-integrated real estate company engaged in the acquisition, development, ownership, management and leasing of commercial real estate property in the Sunbelt region of the United States. Our activities include ownership and operation of a diversified portfolio of 224 properties as of June 30, 2005 located in Alabama, Arizona, Florida, Georgia, Mississippi, Nevada, New Mexico, North Carolina, South Carolina, Tennessee, Texas and Virginia. We are a self-administered equity real estate investment trust, or REIT, that as of June 30, 2005 owned interests in 144 multifamily apartment communities (including 113 wholly owned consolidated properties and 31 properties partially owned through unconsolidated joint venture entities) containing a total of approximately 41,920 apartment units, 32 office properties (including 31 wholly owned consolidated properties and one property partially owned through an unconsolidated joint venture entity) containing a total of approximately 7.1 million square feet of office space, 48 retail properties (including 45 consolidated properties and three properties partially owned through unconsolidated joint venture entities) containing a total of approximately 15.0 million square feet of retail shopping space and parcels of land adjacent to or near some of these properties.
          As of June 30, 2005, the multifamily properties that had achieved stabilized occupancy were 96.3% leased (96.3% for consolidated properties and 96.3% for unconsolidated properties), the office properties that had achieved stabilized occupancy were 92.7% leased (92.7% for consolidated properties and 100% for the unconsolidated property) and the retail properties that had achieved stabilized occupancy were 91.6% leased (91.7% for consolidated properties and 91.2% for unconsolidated properties).
          We are the sole general partner of, and hold approximately 78.6% of the interests in, Colonial Realty Limited Partnership, our operating partnership. We conduct all of our business through our operating partnership and our two management subsidiaries, Colonial Properties Services Limited Partnership, which provides management services for our properties, and Colonial Properties Services, Inc., which provides management services for properties owned by third parties. As sole general partner of our operating partnership, we have the exclusive power to manage and conduct the business of our operating partnership, subject to a few exceptions.
          Our experienced staff of approximately 1,600 employees provides a full range of real estate services from our headquarters in Birmingham, Alabama and from regional offices located in the Birmingham, Mobile, Huntsville and Montgomery, Alabama; Orlando and Tampa, Florida; Greenville, South Carolina; Charlotte, North Carolina; Atlanta, Georgia; Phoenix and Tucson, Arizona; Las Vegas, Nevada; and Austin and Dallas, Texas metropolitan areas and from the locations of our properties.
          Our principal executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, and our telephone number is (205) 250-8700. Our common shares are listed on the New York Stock Exchange under the symbol “CLP.” Our website can be found at www.colonialprop.com. The information contained on our website is not and should not be considered incorporated into or forming a part of this prospectus supplement or the accompanying prospectus.
RECENT DEVELOPMENTS
Entry Into Joint Venture to Acquire CRT Properties, Inc.
          On August 25, 2005, we announced that our wholly owned subsidiary, Colonial Office JV LLC, had entered into a joint venture agreement (the “Joint Venture Agreement”) with DRA G&I V LLC, a wholly owned subsidiary of DRA Advisors LLC, a New York-based registered investment advisor specializing in real estate investment management services for institutional and private investors, to acquire CRT Properties, Inc. pursuant to the terms of a merger agreement previously entered into between DRA

Advisors LLC and CRT Properties, Inc. on June 17, 2005 (the “Merger Agreement”). CRT Properties, Inc. owns a portfolio of 137 office buildings on 26 properties located primarily in the southeastern United States. Pursuant to the terms of the Joint Venture Agreement, we will have a 15% interest and DRA will have an 85% interest in the joint venture. The total costs of our equity investment in the joint venture is expected to be approximately $50 million.
          The joint venture’s total transaction cost of approximately $1.8 billion, or approximately $157 per square foot, includes the assumption of $369 million of mortgage debt. In addition to funds provided by our equity contribution and the equity contribution of DRA Advisors LLC, the joint venture expects to place additional secured debt of approximately $1.1 billion on the assets to fund the acquisition. The joint venture has identified 10 properties (the “Sale Properties”) totaling approximately $363 million which it expects to sell in the first 12 months of the venture.
          Under the terms of the Joint Venture Agreement, we and DRA Advisors LLC are obligated to invest up to 35% of the aggregate value of CRT properties (excluding the Sale Properties) in the joint venture as equity contributions for our interests in the joint venture. The aggregate value of the CRT properties (excluding the Sale Properties) is approximately $1.4 billion. In addition, we are required to provide mezzanine level financing to the joint venture with respect to the Sale Properties. Our mezzanine level financing is limited to an amount not to exceed 25% of the value of the Sale Properties and if a third party loan is available for such financing, instead of providing mezzanine level financing, we are required to provide a guarantee of at least $50 million (not to exceed 25% of the value of the Sale Properties). Pursuant to the Joint Venture Agreement, any mezzanine level financing provided by us or third party debt guaranteed by us will be secured by the cash flows and capital proceeds of the joint venture. The acquisition of CRT Properties, Inc. is expected to close late in the third quarter.
          We and DRA Advisors LLC are currently negotiating with possible lenders, including an affiliate of one of the underwriters, to provide financing to the joint venture with respect to the Sale Properties. However, we can give no assurance that we will be successful in arranging for a third party loan to satisfy our obligation to provide financing.
          Upon consummation of the acquisition of CRT Properties, Inc., we will assume management of substantially all of the office properties included in the CRT portfolio, adding 11.7 million square feet of managed office space to our office portfolio of 8.3 million square feet for a total of 20 million square feet of managed office space.
          The consummation of certain transactions contemplated by the Joint Venture Agreement are subject to completion of the merger transaction pursuant to the Merger Agreement.
          In addition to the Joint Venture Agreement, we have an existing joint venture relationship with DRA Advisors LLC in connection with a multifamily portfolio of managed properties.
Property Acquisitions and New Developments
          On July 7, 2005, we made an investment of $54.5 million into our partnership with Montecito Property Company, to fund 98% of the purchase price of Mizner/ Delray Beach, a condominium conversion property. This investment was funded through borrowings under a $54.5 million secured bridge loan.
          On July 14, 2005, we acquired a 202,000 square foot office asset, Esplanade, located in Charlotte, North Carolina. The asset was acquired for a total purchase price of $21.5 million, which was funded through proceeds received from asset sales. This acquisition was announced on July 19, 2005.
          On July 20, 2005, we acquired a 191,000 square foot office asset, Colonial 1001 (formerly Heathrow 1001), located in Orlando, Florida. The asset was acquired for a total purchase price of $23.3 million, which was funded through proceeds received from asset sales. This acquisition was announced on July 27, 2005.

          On July 25, 2005, we announced our plan to develop three Colonial Grand multifamily communities in Austin, Texas for a total of $87 million. The three properties are expected to add an aggregate of 996 units to our multifamily portfolio and we expect them to stabilize starting in the second quarter of 2007 and continuing through the fourth quarter of 2007.
          On August 31, 2005, we announced that we acquired a controlling 76% condominium interest in The Peachtree, a 345,000 square foot office building in the Midtown submarket of Atlanta, Georgia for $43.8 million, which was funded through proceeds received from asset sales.
          On September 1, 2005, we announced that we acquired Colonial Grand at Bear Creek (formerly the Milano Apartments) in Dallas, Texas, Cameron at Barrett Creek in Atlanta, Georgia, and a 20% joint venture interest in the Colonial Grand at Research Park (formerly Alta Trace) in Durham, North Carolina. The three separate transactions had an aggregate purchase price of $73.9 million. The acquisitions added an aggregate of 1,138 apartment units to our multifamily portfolio. The acquisitions were funded through proceeds received from asset sales and through our unsecured line of credit.
Property Dispositions
          On July 7, 2005, we announced our disposition of Colonial Mall Burlington, a 419,000 square foot retail asset located in Burlington, North Carolina. The asset was sold for $32.5 million and the proceeds were used to fund other investment activities.
          On July 7, 2005, we announced our disposition of Colonial Mall Macon, a 1,446,000 square foot retail asset located in Macon, Georgia. The asset was sold for $133.5 million and the proceeds were used to fund other investment activities.
          As part of our ongoing strategy to reposition our retail portfolio to open-air shopping centers, we continue to seek opportunities to enter into strategic transactions involving the sale of our enclosed mall portfolio, which could result in additional sales of enclosed mall properties (in addition to the sales of Colonial Mall Burlington and Colonial Mall Macon described above). We currently expect to sell approximately six enclosed mall properties to a proposed joint venture, in which we would retain a minority interest. This transaction is expected to close in October or November 2005. However, we can give no assurance that this transaction will be consummated, or if consummated, that it will be consummated on the terms and in the timeframe currently contemplated, or that we will be able to sell any additional enclosed mall properties. If we dispose of additional enclosed mall properties pursuant to our ongoing retail repositioning strategy, we will no longer receive the revenues associated with the disposed assets. Though we will no longer bear the expenses associated with the disposed assets, the immediate impact of any such dispositions would likely be a decrease in our net income. We expect to use proceeds from any such asset sales to reduce our secured and unsecured indebtedness, to fund our ongoing investment activities and for general company and working capital purposes.
Financing Activity
          On July 7, 2005, we entered into a $54.5 million bridge loan which is secured by our ownership interest in Mizner/ Delray Beach, a condominium conversion property. The bridge loan was priced at LIBOR plus 90 basis points and will mature on September 30, 2005 with an option to extend until December 30, 2005.
          On July 13, 2005, we entered into an interest rate swap agreement to hedge the interest rate risk associated with forecasted debt issuances that are expected to occur in 2007. The following table summarizes the notional value and other characteristics of the swap agreement:

		Interest
Product Type	Notional Value	Rate	Maturity

Interest Rate SWAP, Cash Flow	$175 million	4.877%	7/13/2017

          On August 2, 2005, we entered into a $91.0 million bridge loan which is secured by our ownership in Research Plaza, an office asset located in Austin, Texas. The bridge loan was priced at LIBOR plus 90 basis points and will mature on September 30, 2005 with an option to extend until December 30, 2005.
Distribution
          On July 27, 2005, a cash distribution was declared to our shareholders and to the partners of our operating partnership in the amount of $0.675 per common share and per unit, totaling approximately $34.3 million. The distribution was declared to shareholders and partners of record as of August 8, 2005 and was paid on August 15, 2005.
          Historically, we have satisfied our short-term liquidity requirements, consisting primarily of funds necessary to pay for operating expenses directly associated with our portfolio of properties, capital expenditures incurred to lease our space, interest expense and scheduled principal payments on our outstanding debt, and quarterly dividends and distributions that we pay to our common and preferred shareholders and holders of partnership units in our operating partnership with cash generated from our operations and borrowings under our unsecured line of credit. Additionally, we rely primarily on third-party sources of capital, including our lines of credit, secured and unsecured debt, and equity issuances to fund our ongoing investment activities. We have satisfied our funding requirements principally through the most advantageous source of capital at that time, which has included the incurrence of new debt through borrowings, sales of common and preferred stock, capital raised through the disposition of assets, and joint venture capital transactions. We believe that these sources of capital will continue to be available in the future to fund our capital needs. However, factors described herein and in our Annual Report on Form 10-K for the year ended December 31, 2004 may have a material adverse effect on our access to these capital sources.
USE OF PROCEEDS
          Assuming a public offering price of $45.22 per share, which represents the last reported sale price of our common shares on September 8, 2005, we expect to receive net proceeds from this offering of approximately $193.6 million after deducting the underwriting discount and our estimated expenses related to this offering. We will contribute the proceeds of this offering to our operating partnership in exchange for common units of limited partnership interest. We intend to use approximately $50.0 million of the net proceeds to fund our investment in the joint venture with DRA Advisors LLC as described above under the caption titled “Recent Developments.”
          In addition, we intend to use $143.6 million of the remaining net proceeds to pay down the outstanding balances under our $54.5 million and $91.0 million bridge loans. As of September 6, 2005, the entire amount of the $54.5 million and $91.0 million bridge loans were outstanding, and each of these bridge loans bore interest at a rate of LIBOR plus 90 basis points, or 4.58%. Our bridge loans mature on September 30, 2005 with one 90-day extension option. We used these bridge loans to acquire Research Plaza and our joint venture interest in the Mizner/Delray Beach property, and the outstanding amounts under these bridge loans are secured by our direct and indirect ownership interests in these properties.
          If the underwriters exercise their overallotment option in full to purchase 675,000 shares, we will receive additional net proceeds of approximately $29.1 million (also assuming a public offering price of $45.22 per share) after deducting the underwriting discount. We will contribute the additional proceeds from the exercise of the overallotment option to our operating partnership in exchange for additional common units of limited partnership interest. We intend to use approximately $1.9 million of these additional proceeds to further pay down the amounts outstanding under our bridge loans as described above and the remaining additional proceeds to pay down the outstanding balance under our $500.0 million unsecured revolving credit facility. As of September 6, 2005, our unsecured credit facility, which matures on March 22, 2008 with a one-year extension option, bore interest at 4.17% and had an outstanding balance of $469.0 million.

CAPITALIZATION
          The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005 on an actual basis and as adjusted to give effect to this offering (assuming a public offering price of $45.22 per share, which represents the last reported sale price of our common shares on September 8, 2005, and assuming the underwriters’ overallotment option is not exercised):

	As of June 30, 2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands, except per
	share data)
Cash and cash equivalents	$43,981	$43,981
Debt:
Notes and mortgages payable	2,225,554	2,225,554
Unsecured credit facilities	622,759	479,201

Total debt	2,848,313	2,704,755
Minority interest:
Preferred units	100,000	100,000
Common units	247,081	265,054
Limited partners’ interest in consolidated partnership	2,787	2,787

Total minority interest	349,868	367,841
Preferred shares of beneficial interest, $.01 par value, 20,000,000 shares authorized:
9 1/4% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25 per share, 2,000,000 shares issued and outstanding, actual and as adjusted	20	20
8 1/8% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25 per depositary share, 5,000,000 depositary shares issued and outstanding, actual and as adjusted	5	5
7 5/8% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25 per depositary share, 5,326,349 depositary shares issued and outstanding, actual and as adjusted	1	1
Common shares of beneficial interest, $.01 par value, 125,000,000 shares authorized, 45,449,806 issued (actual) and 49,949,806 issued (as adjusted)	454	500
Additional paid-in capital	1,492,650	1,668,189
Cumulative earnings	611,575	611,575
Cumulative distributions	(729,822)	(729,822)
Treasury shares, at cost; 5,623,150 shares, actual and as adjusted	(150,163)	(150,163)
Accumulated other comprehensive income (loss)	(16,116)	(16,116)
Deferred compensation on restricted shares	(4,873)	(4,873)

Total shareholders’ equity	1,203,731	1,379,316

Total capitalization	$4,445,893	$4,495,893

FEDERAL INCOME TAX CONSIDERATIONS
          A summary of the material federal income tax consequences to you as a prospective holder of our common shares is set forth in our Current Report on Form 8-K, filed with the Securities and Exchange Commission, or SEC, on July 14, 2005 (as amended or supplemented from time to time), and incorporated by reference in this prospectus supplement. The summary in our Current Report on Form 8-K is for general information only and does not constitute tax advice. It does not reflect every possible tax outcome or consequence that could result from owning our common shares. In addition, it does not reflect state, local or non-U.S. tax consequences that may apply to you based on your particular circumstances and residence. We advise you to consult your own tax advisors to determine the tax consequences particular to your situation, including any applicable state, local or foreign income and other tax consequences that may result from your ownership of our common shares.

UNDERWRITING
          We intend to offer the common shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement and a related terms agreement (collectively, the “Underwriting Agreement”) between us and the underwriters we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of common shares listed opposite their names below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Morgan Keegan & Company, Inc.
Stifel, Nicolaus & Company, Incorporated

Total	4,500,000

          The underwriters have agreed to purchase all of the common shares sold under the Underwriting Agreement if any of the common shares are purchased. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the Underwriting Agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representatives have advised us that the underwriters propose initially to offer the common shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $215,000 and are payable by us.

Overallotment Option
          We have granted an option to the underwriters to purchase up to additional 675,000 common shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the Underwriting Agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
          We and our executive officers have agreed, with exceptions, not to sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer or sell any common shares,

•	grant any option for the sale of common shares, or

•	enter into any agreement to sell common shares.
          The foregoing restrictions preclude the person executing the agreement from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of common shares.
          The lockup provisions apply to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
New York Stock Exchange Listing
          The common shares are listed on the New York Stock Exchange under the symbol “CLP.”
Price Stabilization and Short Positions
          Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.
          If the underwriters create a short position in the common shares in connection with the offering, i.e., if they sell more common shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common shares to stabilize its price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. As described above under the caption titled “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to pay down the outstanding balances under our $54.5 million and $91.0 million bridge loans. Wachovia Capital Markets, LLC and Banc of America Securities LLC and/or their affiliates are lenders under the bridge loans and will therefore receive a portion of the net proceeds from this offering through the repayment of indebtedness under the bridge loans. Also, as described under “Use of Proceeds,” if the underwriters exercise their overallotment option, we intend to use a portion of the additional net proceeds from this offering to pay down the outstanding balance under our $500.0 million unsecured revolving credit facility. Wachovia Capital Markets, LLC and Banc of America Securities LLC are joint lead arrangers under the credit facility and will therefore receive a portion of the net proceeds from this offering through the repayment of indebtedness under the unsecured credit facility. An affiliate of Bear, Stearns & Co. Inc. was previously a member of the lending syndicate under our unsecured credit facility.
LEGAL MATTERS
          Hogan & Hartson L.L.P. will pass upon the legality of the common shares offered hereby and as to certain federal income tax matters. Sidley Austin Brown & Wood llp New York, New York, will act as counsel to the underwriters. Hogan & Hartson L.L.P. and Sidley Austin Brown & Wood llp will rely on the opinion of Sirote & Permutt, P.C., Birmingham, Alabama, as to matters of Alabama law.
EXPERTS
          The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Current Report on Form 8-K filed on May 17, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The consolidated financial statements of Cornerstone Realty Income Trust, Inc. appearing in our Current Report on Form 8-K/ A filed on June 13, 2005 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. This prospectus supplement and the information that we file later with the SEC may update and supersede the information we incorporated by reference. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

•	Current Reports on Form 8-K filed with the SEC on January 25, 2005, January 31, 2005, February 17, 2005, March 18, 2005, March 21, 2005, March 25, 2005, April 7, 2005, May 3, 2005, May 17, 2005, July 14, 2005, August 30, 2005 and September 1, 2005, and current Reports on Form 8-K/ A filed with the SEC on February 15, 2005 and June 13, 2005; and

•	The description of our common shares contained in our registration statement on Form S-11 dated July 13, 1993 (File No. 33-65954) and incorporated by reference in our Form 8-A dated September 20, 1993 and in our proxy statement dated September 1, 1995.
          We also incorporate by reference into this prospectus supplement additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, or Exchange Act, from the date of this prospectus supplement until we have sold all of the securities to which this prospectus supplement relates or the offering is otherwise terminated.
          Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement.
          Statements contained in this prospectus supplement as to the contents of any contract or other document referred to in this prospectus supplement do not purport to be complete, and, where reference is made to the particular provisions of that contract or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
          We will provide to each person to whom this prospectus supplement and the accompanying prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call, write or submit a request via the Internet at:
Colonial Properties Trust
2101 Sixth Avenue North
Suite 750
Birmingham, Alabama 35203
(205) 250-8700
Attn: Investor Relations
Internet Website: www.colonialprop.com
          THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT.
AVAILABLE INFORMATION
          You may also read and copy materials we have filed with the SEC, including the registration statement on Form S-3 (File No. 333-105141) of which this prospectus supplement and the accompanying prospectus are a part, at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of its public reference room. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          Some statements in this prospectus supplement and in the accompanying prospectus and the documents incorporated by reference constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our, and our affiliates, or the industry’s actual results, performance, achievements or transactions to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described herein and beginning on page 17 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC. Such factors include, among others, the following:

•	national and local economic, business and real estate conditions including, but not limited to, the effect of demand for multifamily units, office and retail rental space, the extent, strength and duration of any economic recovery, such as the effects on demand for units and rental space and the creation of new multifamily, office and retail developments, availability and creditworthiness of tenants, the level of lease rents, and the availability of financing for both tenants and us;

•	adverse changes in real estate markets, including, but not limited to, the extent of tenant bankruptcies, financial difficulties and defaults, the extent of future demand for multifamily units and office and retail space in our core markets and barriers of entry into new markets which we may seek to enter in the future, the extent of decreases in rental rates, competition, our ability to identify and consummate attractive acquisitions on favorable terms, our ability to consummate any planned dispositions in a timely manner on acceptable terms;

•	actions, strategies and performance of affiliates that we may not control or companies, including joint ventures, in which we have made investments;

•	changes in operating costs, including real estate taxes, utilities, and insurance;

•	legislative or other regulatory decisions, including government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

•	effects of tax legislative action;

•	our ability to continue to satisfy complex rules in order for us to maintain our status as a REIT for federal income tax purposes, the ability of our operating partnership to satisfy the rules to maintain its status as a partnership for federal income tax purposes, the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;

•	effect of any rating agency downgrades on the cost and availability of new debt financings;

•	level and volatility of interest rates or capital market conditions;

•	effect of any terrorist activity or other heightened geopolitical crisis; and

•	other factors affecting the real estate industry generally.
          We undertake no obligation to publicly update or revise these forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

$500,000,000
COLONIAL PROPERTIES TRUST
DEBT SECURITIES, COMMON SHARES, PREFERRED SHARES,
DEPOSITARY SHARES, COMMON SHARE WARRANTS, GUARANTEES
       We may offer, from time to time, in one or more series or classes, the following securities:

•	debt securities,

•	common shares,

•	preferred shares,

•	preferred shares represented by depositary shares,

•	warrants to purchase common shares, or

•	guarantees of debt securities that may be issued from time to time by Colonial Realty Limited Partnership, our operating partnership.
      The aggregate initial offering price of these securities will not exceed $500,000,000. We will deliver this prospectus together with a prospectus supplement setting forth the specific terms of the securities we are offering.
      You should read this prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before you decide to invest in the securities offered hereby. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.
      Our common shares are listed on the New York Stock Exchange under the trading symbol “CLP.” On May 8, 2003, the last reported sale price of our common share on the NYSE was $33.71. Our principal executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, telephone number (205) 250-8700.
SEE “RISK FACTORS” IN OUR ANNUAL REPORT ON FORM 10-K
FOR RISKS RELATING TO AN INVESTMENT IN OUR SECURITIES.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
The date of this prospectus is May 21, 2003

PRELIMINARY NOTE
      You should rely only on the information provided or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or inconsistent information. You should assume that the information in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front cover of such documents. Our business, financial information, results of operations and prospects may have changed since those dates.
      If it is against the law in any state to make an offer to sell these securities (or to solicit an offer from someone to buy these securities), then this offer does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.
      When we refer to the “Company,” “we,” “us,” or “our” in this prospectus, we mean Colonial Properties Trust and one or more of its subsidiaries (including Colonial Realty Limited Partnership, Colonial Properties Services Limited Partnership and Colonial Properties Services, Inc.) or, as the context may require, Colonial Properties Trust only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some statements in this prospectus and the documents incorporated by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our, and our affiliates, or the industry’s actual results, performance, achievements or transactions to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•	national, regional and local economic and business conditions that will, among other things, affect:

•	demand for multifamily, office and retail properties,

•	the ability of the general economy to recover timely from the current economic downturn,

•	availability and creditworthiness of tenants,

•	the level of lease rents, and

•	the availability of financing for both tenants and us;

•	adverse changes in the real estate markets, including, among other things:

•	competition with other companies, and

•	risks of real estate acquisition and development (including the failure of pending developments to be completed on time and within budget);

•	actions, strategies and performance of affiliates that we may not control or companies in which we have made investments;

•	ability to obtain insurance at a reasonable cost;

•	ability to maintain our status as a REIT for federal and state income tax purposes;

•	governmental actions and initiatives; and

•	environmental/safety requirements.

THE COMPANY
      We are a self-administered equity real estate investment trust (a “REIT”) that is one of the largest owners, developers and operators of multifamily, office and retail properties in the Sunbelt region of the United States. We are a fully-integrated real estate company, whose activities include ownership of a diversified portfolio of 106 properties as of December 31, 2002, located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia, development of new properties, acquisition of existing properties, build-to-suit development, and the provision of management, leasing, and brokerage services for commercial real estate.
      As of December 31, 2002, we owned 41 multifamily apartment communities containing a total of 14,566 apartment units, 21 office properties containing a total of approximately 5.2 million square feet of office space, 44 retail properties containing a total of approximately 15.5 million square feet of retail space, and certain parcels of land adjacent to or near certain of these properties. As of December 31, 2002, the multifamily properties, the office properties, and the retail properties that had achieved stabilized occupancy were 88%, 91% and 89% leased, respectively.
      We are the direct general partner of, and hold approximately 67.9% of the interests in, Colonial Realty Limited Partnership, a Delaware limited partnership, our operating partnership. We conduct all of our business through CRLP, Colonial Properties Services Limited Partnership, our management partnership which provides management services for our properties, and Colonial Properties Services, Inc., our management corporation that provides management services for properties owned by third parties.
      Our executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama, 35203 and its telephone number is (205) 250-8700. We were formed in Maryland on July 9, 1993. We were reorganized as an Alabama real estate investment trust in 1995.
      As of December 31, 2002, we employed approximately 950 persons, including on-site property employees who provide services for the Properties that we own and/or manage.
USE OF PROCEEDS
      Unless otherwise specified in the applicable prospectus supplement, we intend to invest, contribute or otherwise transfer the net proceeds of any sale of securities to CRLP, which would use such net proceeds for general business purposes, including, without limitation, the development and acquisition of additional properties and other acquisition transactions as suitable opportunities arise, the repayment of certain debt outstanding at such time, capital expenditures, improvements to certain properties in our portfolio, working capital and other general purposes.
RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
      Our ratios of earnings to fixed charges were 1.7x, 1.6x, 1.6x, 1.9x and 2.2x for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Our ratios of earnings to combined fixed charges and preferred distributions were 1.4x, 1.4x, 1.4x, 1.7x and 1.8x for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges and the ratios of earnings to combined fixed charges and preferred distributions were computed by dividing earnings by fixed charges and preferred distributions. For this purpose, earnings consist of pre-tax income before adjustment for minority interest in consolidated subsidiaries or income from equity investees, gains on sale of properties, distributed income of equity investees, amortization of interest capitalized, and fixed charges, but do not include interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt issuance costs and distributions to holders of our operating partnership’s outstanding Series B preferred units. Preferred distributions include distributions to holders of our outstanding Series A and Series C preferred shares.

DESCRIPTION OF DEBT SECURITIES
      The following description sets forth certain general terms and provisions of the debt securities to which this prospectus and any applicable prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be set forth in the applicable indenture or in one or more indentures supplemental thereto and described in a prospectus supplement relating to such debt securities. The forms of the senior indenture and the subordinated indenture have been filed as exhibits to the Registration Statement of which this prospectus is a part.
General
      The debt securities will be our direct, unsecured obligations and may be either senior debt securities (which we refer to as senior securities) or subordinated debt securities (which we refer to as subordinated securities). The debt securities will be issued under one or more indentures. Senior securities and subordinated securities will be issued pursuant to separate indentures (respectively, a senior indenture and a subordinated indenture), in each case between us and a trustee. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the debt securities and the indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the indentures and such debt securities. All section references appearing herein are to sections of each indenture unless otherwise indicated.
      The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of our senior debt as described below under the heading “Subordination.”
      Except as set forth in the applicable indenture or in one or more indentures supplemental thereto and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of our board of trustees or as established in the applicable indenture or in one or more indentures supplemental to such indenture. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.
      We anticipate that each indenture will provide that there may be more than one trustee thereunder, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee, and, except as otherwise indicated herein, any action described herein to be taken by each trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.
      The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including:

(1) the title of such debt securities and whether such debt securities are senior securities or subordinated securities;

(2) the aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

(3) the percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(4) if convertible in whole or in part into common shares or preferred shares, the terms on which such debt securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the common shares or preferred shares receivable on conversion;

(5) the date or dates, or the method for determining such date or dates, on which the principal of such debt securities will be payable;

(6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

(7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(8) the place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, where such debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon us in respect of such debt securities and the applicable indenture may be served;

(9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities may be redeemed, in whole or in part, at our option, if we are to have such an option;

(10) our obligation, if any, to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(11) if other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

(13) any additions to, modifications of or deletions from the terms of such debt securities with respect to events of default or covenants set forth in the applicable indenture;

(14) whether such debt securities will be issued in certificate or book-entry form;

(15) whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable indenture;

(17) whether and under what circumstances we will pay any additional amounts on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities in lieu of making such payment; and

(18) any other terms of such debt securities not inconsistent with the provisions of the applicable indenture (Section 301).
      The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (we refer to such securities as original issue discount securities). Special federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in the applicable prospectus supplement.
      Except as set forth in the applicable indenture or in one or more indentures supplemental thereto, the applicable indenture will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. Restrictions on ownership and transfers of our common shares, preferred shares and depositary shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See below under the headings “Description of Preferred Shares of Beneficial Interest — Restrictions on Ownership” and “Description of Common Shares of Beneficial Interest — Restrictions on Transfer.” Reference is made to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.
      “Significant subsidiary” means any subsidiary that is a significant subsidiary of the Company within the meaning of Regulation S-X promulgated under the Securities Act.
      “Subsidiary” means a corporation or a partnership a majority of the outstanding voting stock or partnership interests, as the case may be, of which is owned or controlled, directly or indirectly, by us or by one or more of our other subsidiaries. For the purposes of this definition, “voting stock” means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.
Denomination, Interest, Registration and Transfer
      Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).
      Unless otherwise specified in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the trustee, the address of which will be stated in the applicable prospectus supplement; provided that, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such debt securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).
      Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security (which we refer to as defaulted interest) will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such debt security is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the trustee, notice whereof shall be given to the holder of such debt security not less than ten days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely described in the indenture (Section 307).
      Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee referred to above. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
      If the applicable prospectus supplement refers to any transfer agent (in addition to the applicable trustee) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities (Section 1002).
      Neither we nor any trustee shall be required to (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid (Section 305).
Merger, Consolidation or Sale
      We will be permitted to consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation or an obligation of any of our subsidiaries as a result thereof as having been incurred by us or our subsidiary at the time of such transaction, no event of default under the indentures, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officer’s certificate and legal opinion covering such conditions shall be delivered to each trustee (Sections 801 and 803).
Certain Covenants
      Existence. Except as described above under the heading “Merger, Consolidation or Sale,” we will be required to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (by declaration of trust, by-laws and statute) and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the holders of the debt securities.
      Maintenance of Properties. We will be required to cause all of our material properties used or useful in the conduct of our business or the business of any of our subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and we will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1007).
      Insurance. We will be required to, and we will be required to cause each of our subsidiaries to, keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable prospectus supplement, having a specified rating from a recognized insurance rating service (Section 1008).

      Payment of Taxes and Other Claims. We will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon our income, profits or property or the income, profits or property of any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).
      Provision of Financial Information. Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will be required, to the extent permitted under the Exchange Act, to file with the Commission the financial information (that is, the annual reports, quarterly reports and other documents) which we would have been required to file with the Commission pursuant to Section 13 or 15(d) if we were subject to either of these provisions. The financial information shall be filed with the Commission on or prior to the respective required filing dates by which we would have been required so to file such documents if we were subject to Section 13 or 15(d). We also will in any event (x) within 15 days of each required filing date (i) transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, without cost to such holders, copies of the financial information and (ii) to file with the trustee copies of the financial information, and (y) if filing such documents by us with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, to supply copies of such documents to any prospective holder (Section 1010).
Additional Covenants and/or Modification to the Covenants Described Above
      Any additional covenants and/or modifications to the covenants described above with respect to any debt securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable indenture or an indenture supplemental thereto and described in the prospectus supplement relating thereto.
Events of Default, Notice and Waiver
      Each indenture will provide that the following events are “events of default” with respect to any series of debt securities issued thereunder:

(1) default for 30 days in the payment of any installment of interest on any debt security of such series;

(2) default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

(3) default in making any sinking fund payment as required for any debt security of such series;

(4) default in the performance or breach of any other covenant or warranty contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable indenture;

(5) default in the payment of an aggregate principal amount exceeding $10,000,000 of any of our indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled;

(6) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any significant subsidiary or either of its property; and

(7) any other event of default provided with respect to a particular series of debt securities (Section 501).
      If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) we shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture (Section 502). Each indenture also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any debt security of such series or (y) in respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby (Section 513).
      Each trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless such default shall have been cured or waived; provided, however, that such trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such trustee consider such withholding to be in the interest of such holders (Section 601).
      Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy thereunder, except in the cases of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof (Section 508).
      Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless such holders shall have offered to the trustee thereunder reasonable security or indemnity (Section 602). The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein (Section 512).
      Within 120 days after the close of each fiscal year, we will be required to deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).
Modifications of the Indentures
      Modifications and amendments of an indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under such indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such debt security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such debt security, or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security; (c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such debt security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security; (e) reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security (Section 902).
      The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby will have the right to waive our compliance with certain covenants in such indenture (Section 1013).
      Modifications and amendments of an indenture will be permitted to be made by us and the respective trustee thereunder without the consent of any holder of debt securities for any of the following purposes:

(1) to evidence the succession of another person to us as obligor under such indenture;

(2) to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

(3) to add events of default for the benefit of the holders of all or any series of debt securities;

(4) to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

(5) to change or eliminate any provisions of an indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

(6) to secure the debt securities;

(7) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion of such debt securities into our common shares or preferred shares;

(8) to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

(9) to cure any ambiguity, defect or inconsistency in an indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under such indenture in any material respect; or

(10) to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901).
      Each indenture will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities, (i) the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the applicable indenture, and (iv) debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor shall be disregarded.
      Each indenture will contain provisions for convening meetings of the holders of debt securities of a series (Section 501). A meeting will be permitted to be called at any time by the applicable trustee, and also, upon request, by us or by the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the indenture. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of an indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with an indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum.
      Notwithstanding the foregoing provisions, each indenture will provide that if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such indenture.
Subordination
      Upon any distribution to our creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior debt (Sections 1601 and 1602 of the subordinated indenture), but our obligation to make payment of the principal and interest on such subordinated securities will not otherwise be affected (Section 1608 of the subordinated indenture). No payment of principal or interest will be permitted to be made on subordinated securities at any time if a default on senior debt exists that permits the holders of such senior debt to accelerate its maturity and the default is the subject of judicial proceedings or we receive notice of the default (Section 1602 of the subordinated indenture). After all senior debt is paid in full and until the subordinated securities are paid in full, holders will be surrogated to the right of holders of senior debt to the extent that distributions otherwise payable to holders have been applied to the payment of senior debt (Section 1607 of the subordinated indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of subordinated securities. Senior debt will be defined in the subordinated indenture as the principal of and interest on, or substantially similar payments to be made by us in respect of, the following, whether outstanding at the date of execution of the applicable indenture or thereafter incurred, created or assumed:

(1) our indebtedness for money borrowed or represented by purchase-money obligations,

(2) our indebtedness evidenced by notes, debentures, or bonds or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement,

(3) our obligations as lessee under leases of property either made as part of any sale and leaseback transaction to which we are a party or otherwise,

(4) indebtedness of partnerships and joint ventures which is included in our consolidated financial statements,

(5) indebtedness, obligations and liabilities of others in respect of which we are liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which we have agreed to purchase or otherwise acquire, and

(6) any binding commitment of ours to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (a) any such indebtedness, obligation or liability referred to in clauses (1) through (6) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the subordinated securities or ranks pari passu with the subordinated securities, (b) any such indebtedness, obligation or liability which is subordinated to our indebtedness to substantially the same extent as or to a greater extent than the subordinated securities are subordinated, and (c) the subordinated securities.
As used in item (1) above, the term “purchase-money obligations” shall mean indebtedness or obligations evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest but excluding indebtedness or obligations for which recourse is limited to the property purchased) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, but shall not include any trade accounts payable. There will not be any restrictions in an indenture relating to subordinated securities upon the creation of additional senior debt.

      If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated herein by reference will contain the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter.
Discharge, Defeasance and Covenant Defeasance
      We may be permitted under the applicable indenture to discharge certain obligations to holders of any series of debt securities issued thereunder that have not already been delivered to the applicable trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.
      Each indenture will provide that, if the provisions of Article Fourteen are made applicable to the debt securities of or within any series pursuant to Section 301 of such indenture, we may elect either (a) to defease and be discharged from any and all obligations with respect to such debt securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities, and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) (which we refer to as defeasance) (Section 1402) or (b) to be released from its obligations with respect to such debt securities under certain specified sections of Article Ten of such indenture as specified in the applicable prospectus supplement and any omission to comply with such obligations shall not constitute an event of default with respect to such debt securities (which we refer to as covenant defeasance) (Section 1403), in either case upon the irrevocable deposit by us with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or government obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.
      Such a trust will only be permitted to be established if, among other things, we have delivered to the applicable trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture (Section 1404).
      “Government obligations” means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such government obligation or a specific payment of interest on or principal of any such government obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the government obligation or the specific payment of interest on or principal of the government obligation evidenced by such depository receipt (Section 101 of each indenture).
      Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of such series is entitled to, and does, elect pursuant to the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or (b) a conversion event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. “Conversion event” means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.
      In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (iv) under “Events of Default, Notice and Waiver” with respect to certain specified sections of Article Ten of each indenture (which sections would no longer be applicable to such debt securities as a result of such covenant defeasance) or described in clause (vii) under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and government obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such default. However, we would remain liable to make payment of such amounts due at the time of acceleration.
      The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.
Conversion Rights
      The terms and conditions, if any, upon which the debt securities are convertible into common shares or preferred shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include whether such debt securities are convertible into common shares or preferred shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

Redemption of Securities
      The indenture provides that the debt securities may be redeemed at any time at our option, in whole or in part, at the redemption price specified in the applicable prospectus supplement, except as may otherwise be provided in connection with any debt securities or series thereof.
      From and after notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.
      Notice of any optional redemption of any debt securities will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the debt securities held by such holder to be redeemed.
      If we elect to redeem debt securities, we will notify the trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the trustee) of the aggregate principal amount of debt securities to be redeemed and the redemption date. If less than all the debt securities are to be redeemed, the trustee shall select the debt securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.
Global Securities
      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.
DESCRIPTION OF COMMON SHARES OF BENEFICIAL INTEREST
General
      Our authorized shares include 65,000,000 common shares of beneficial interest, $.01 par value per share. The outstanding common shares entitle the holder to one vote on all matters presented to shareholders for a vote. Holders of common shares have no preemptive rights. As of April 30, 2003, we had 23,605,037 common shares outstanding.
      Common shares currently outstanding are listed for trading on the New York Stock Exchange. We will apply to the NYSE to list the additional common shares to be sold pursuant to any prospectus supplement, and we anticipate that such shares will be so listed.
      Both Alabama statutory law governing real estate investment trusts organized under the laws of that state, which we refer to as the Alabama REIT Law, and our declaration of trust provide that none of our shareholders will be personally liable for any of our obligations. Our bylaws further provide that we shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder, and that we shall reimburse each shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. In addition, it will be our policy to include a clause in its contracts which provides that shareholders assume no personal liability for obligations entered into on behalf of us. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholder may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we will carry public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

      Subject to such preferential rights as may be granted by the board of trustees in connection with the future issuance of preferred shares, holders of common shares are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the common shares by the board of trustees in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of us, holders of common shares are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of preferred shares. Holders of common shares have no subscription, redemption, conversion or preemptive rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon.
      Advance Notice of Trustee Nominations and New Business. Our bylaws provide that, with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the board of trustees or (ii) by a shareholder who has complied with the advance notice procedures set forth in the bylaws. In addition, with respect to any meeting of shareholders, nominations of persons for election to the board of trustees may be made only (i) by or at the direction of the board of trustees or (ii) by any of our shareholders who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.
Restrictions on Transfer
      Ownership Limits. The Company’s declaration of trust contains certain restrictions on the number of common shares that individual shareholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The common shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company intends to maintain its qualification as a REIT, the declaration of trust of the Company contains restrictions on the ownership and transfer of common shares intended to ensure compliance with these requirements.
      Subject to certain exceptions specified in the declaration of trust, no holder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 5% (the “common shares Ownership Limit”) of the issued and outstanding common shares. Members of the Lowder family (which includes Thomas and James Lowder, members of their family and various corporations and partnerships owned by them) are not subject to the common shares Ownership Limit, but they are prohibited from acquiring additional common shares if, as a result of such acquisition, a single member of the Lowder family would be considered to own beneficially more than 29% of the outstanding common shares, or any two members of the Lowder family would be considered to own beneficially more than 34% of the outstanding common shares, or any three members of the Lowder family would be considered to own beneficially more than 39% of the outstanding common shares or any four members of the Lowder family would be considered to own beneficially more than 44% of the outstanding common shares (the “Excluded Holder Limit”). In addition, they are prohibited from acquiring any common shares if such acquisition would cause five beneficial owners of common shares to beneficially own in the aggregate more than 50% in value of the outstanding common shares.
      In addition to the foregoing ownership limits, no holder may own, directly or by attribution, more than 9.8% of the issued and outstanding common shares and preferred shares on a combined basis (the “Aggregate Ownership Limit”). Also, no holder may own, directly or by attribution, more than 9.8% of any class or series of preferred shares (the “preferred shares Ownership Limit”). (The common shares Ownership Limit, the Excluded Holder Limit, the preferred shares Ownership Limit and the Aggregate Ownership Limit are referred to collectively herein as the “Ownership Limits”).
      The board of trustees may increase the Ownership Limits from time to time, but may not do so to the extent that after giving effect to such increase five beneficial owners of shares could beneficially own in the aggregate more than 49% of the outstanding Shares. The board of trustees may, with a ruling from the IRS or an opinion of counsel satisfactory to it, waive the Ownership Limits with respect to a holder if such holder’s ownership will not then or in the future jeopardize the Company’s status as a REIT.
      Excess Shares. If any person owns, either directly or constructively under the applicable attribution rules of the Code, Shares in excess of any of the Ownership Limits (which include limits where the acquisition or ownership of Shares would cause the Company to fail to qualify as a REIT), such person will be deemed to have exchanged the Shares that cause an Ownership Limit to be exceeded for an equal number of Excess Shares. The Excess Shares will not be deemed issued to the person who exceeded the Ownership Limit, but instead will be held by the Company as trustee of a trust for the exclusive benefit of a transferee (or transferees) to be designated by the Company, provided that such designee is a person to whom an equal number of Shares could be transferred without violating the Ownership Limits. In addition, any purported transfer of Shares which would cause the transferee to hold Shares in excess of the Ownership Limits, shall be null and void. In such cases, the intended transferee will acquire no rights or economic interest in the Shares, and the transferor will be deemed instead to have transferred such Shares to the Company in exchange for Excess Shares, which will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the Shares can be transferred without violating the Ownership Limits. The Company generally must designate a transferee within 30 days of an event which results in the deemed exchange for Excess Shares.
      A person who holds or acquires Shares that shall have been deemed exchanged for Excess Shares will not be entitled to vote the Excess Shares and will not be entitled to receive any distributions (any distribution paid on Shares prior to the discovery by the Company that such Shares have been exchanged for Excess Shares shall be repaid to the Company upon demand, and any distribution declared but unpaid shall be rescinded). Such person shall be entitled to receive consideration paid by the Company’s designated transferee in an amount that is equal to the lesser of (i) in the case of a deemed exchange for Excess Shares resulting from a transfer for value, the price paid for the Shares in such transfer, or, in the case of a deemed exchange for Excess Shares resulting from some other event, the market price, on the date of the deemed exchange, of the Shares deemed exchanged, and (ii) the market price of the Shares for which such Excess Shares are deemed to be exchanged, on the date of the designation of the transferee. Any amount paid by the designated transferee in excess of the amount described in the preceding sentence will be paid to the Company. For these purposes, the market price on a given date is determined by reference to the average closing price of the Shares for the five preceding days. The Excess Shares so transferred will automatically be deemed to be exchanged for Shares. Excess Shares may be purchased by the Company for the lesser of (i) in the case of a deemed exchange for Excess Shares resulting from a transfer for value, the price paid for the Shares in such transfer, or, in the case of a deemed exchange for Excess Shares resulting from some other event, the market price, on the date of the deemed exchange, of the Shares deemed exchanged, and (ii) the market price of the Shares for which such Excess Shares are deemed to be exchanged, on the date the Company purchases the Excess Shares.
      The board of trustees has the authority at any time to waive the requirement that Excess Shares be issued or be deemed outstanding in accordance with the provisions of the declaration of trust if the issuance of such Excess Shares or the fact that such Excess Shares are deemed to be outstanding would in the opinion of counsel be satisfactory to jeopardize the status of the Company as a REIT for Federal income tax purposes.
      All certificates representing common shares will bear a legend referring to the restrictions described above.
      Every owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding common shares must file a written notice with the Company containing the information specified in the declaration of trust no later than December 31 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company’s status as a REIT.

Shareholder Rights Plan
      In October 1998, our board of trustees approved a shareholder rights plan. Under this plan, the board declared a dividend of one right for each common share outstanding on the record date. The rights become exercisable only if an individual or group acquires a 15% or more beneficial ownership in us. Ten days after a public announcement that an individual or group has become the beneficial owner of 15% or more of the common shares, each holder of a right, other than the acquiring individual or group, would be entitled to purchase one common share for each right outstanding at one-half of our current market price. Also, if we are acquired in a merger, or if 50% or more of our assets are sold in one or more related transactions, each right would entitle the holder thereof to purchase common stock of the acquiring company at one-half of the then-current market price of the acquiring company’s common stock.
Registrar and Transfer Agent
      The registrar and transfer agent for the common shares is EquiServe Trust Company, N.A.
DESCRIPTION OF PREFERRED SHARES OF BENEFICIAL INTEREST
      We are authorized to issue 10,000,000 preferred shares. In November 1997, we issued 5,000,000 preferred shares designated as 8 3/4% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, all of which were redeemed by us on May 7, 2003. In February 1999, CRLP issued 2,000,000 preferred units designated as 8.875% Series B Cumulative Redeemable Perpetual Preferred Units which are exchangeable at the option of the holders beginning in February 2009 for our 8.875% Series B preferred shares, which have been reserved for issuance and which will rank on a parity with the Series A preferred shares, if and when issued. In July 2001, we issued 2,000,000 preferred shares designated as 9.25% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest. In April 2003, we issued 500,000 preferred shares designated as 8 1/8% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest. In addition, in October 1998 we authorized the issuance of 6,500 Series 1998 Junior Participating Preferred Shares of Beneficial Interest in connection with the adoption of our shareholder rights plan. These junior participating preferred shares would rank junior to the Series B, Series C and Series D preferred shares. No other preferred shares were outstanding as of April 30, 2003.
      Under our declaration of trust, the board of trustees may from time to time establish and issue one or more series of preferred shares, subject to any shareholder approval required by the Constitution of the State of Alabama. The trustees may classify or reclassify any unissued preferred shares by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series.
      The following description of the preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our declaration of trust and our bylaws.
General
      The board of trustees is empowered by our declaration of trust to designate and issue from time to time one or more series of preferred shares. On October 23, 1997, our shareholders authorized the board of trustees to designate and issue up to 10,000,000 preferred shares. As of April 30, 2003, we had 500,000 authorized but unissued preferred shares. The board of trustees may determine the relative rights, preferences and privileges of each series of preferred shares so issued. Because the board of trustees has the power to establish the preferences and rights of each series of preferred shares, it may afford the holders of any series of preferred shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of common shares. The preferred shares will, when issued, be fully paid and nonassessable.

      The prospectus supplement relating to any preferred shares offered thereby will contain the specific terms thereof, including, without limitation:

(l) the title and stated value of such preferred shares;

(2) the number of such preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

(3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred shares;

(4) the date from which dividends on such preferred shares shall accumulate, if applicable;

(5) the procedures for any auction and remarketing, if any, for such preferred shares;

(6) the provision for a sinking fund, if any, for such preferred shares;

(7) the provision for redemption, if applicable, of such preferred shares;

(8) any listing of such preferred shares on any securities exchange;

(9) the terms and conditions, if applicable, upon which such preferred shares will be convertible into our common shares, including the conversion price (or manner of calculation thereof);

(10) any other specific terms, preferences, rights, limitations or restrictions of such preferred shares;

(11) a discussion of federal income tax considerations applicable to such preferred shares;

(12) the relative ranking and preferences of such preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(13) any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(14) whether interests in such preferred shares will be represented by depositary shares; and

(15) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.
Rank
      Unless otherwise specified in the prospectus supplement, the preferred shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of us, rank (i) senior to all classes or series of our common shares and to all equity securities ranking junior to such preferred shares; (ii) on parity with all equity securities issued by us the terms of which specifically provide that such equity securities rank on parity with the preferred shares; and (iii) junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the preferred shares. The term “equity securities” does not include convertible debt securities.
Dividends
      Holders of the preferred shares of each series will be entitled to receive, when, as and if declared by our board of trustees, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our board of trustees.
      Dividends on any series of preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of trustees fails to declare a dividend payable on a dividend payment date on any series of the preferred shares for which dividends are non-cumulative, then the holders of such series of the preferred shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.
      Unless otherwise specified in the prospectus supplement, if any preferred shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any shares of us of any other series ranking, as to dividends, on a parity with or junior to the preferred shares of such series for any period unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with the preferred shares of such series, all dividends declared upon preferred shares of such series and any other series of preferred shares ranking on a parity as to dividends with such preferred shares shall be declared pro rata so that the amount of dividends declared per share of preferred shares of such series and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred shares do not have a cumulative dividend) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred shares of such series which may be in arrears.
      Except as provided in the immediately preceding paragraph, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on the preferred shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in common shares or other shares ranking junior to the preferred shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the common shares, or any other shares ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation, nor shall any common shares, or any other capital shares of the Company ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for other shares ranking junior to the preferred shares of such series as to dividends and upon liquidation).
Redemption
      If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.
      The prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of such preferred shares that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement.
      Notwithstanding the foregoing, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all preferred shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period and (ii) if such series of preferred shares does not have a cumulative dividend, full dividends of the preferred shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no preferred shares of any series shall be redeemed unless all outstanding preferred shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of such series. In addition, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any preferred shares of such series (except by conversion into or exchange for shares ranking junior to the preferred shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of such series.
      If fewer than all of the outstanding preferred shares of any series are to be redeemed, we will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner that we determine.
      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number and series of preferred shares to be redeemed; (iii) the redemption to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder’s conversion rights, if any, as to such shares shall terminate. If fewer than all of the preferred shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of preferred shares to be redeemed from each such holder. If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such preferred shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, before any distribution or payment shall be made to the holders of our common shares or any other class or series of shares ranking junior to the preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of preferred shares shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred shares and the corresponding amounts payable on all shares of other classes or series of our shares ranking on a parity with the preferred shares in the distribution of assets, then the holders of the preferred shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
      If liquidating distributions shall have been made in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of us with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or our business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.
Voting Rights
      Holders of preferred shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.
Conversion Rights
      The terms and conditions, if any, upon which any series of preferred shares is convertible into common shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of common shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred shares.
Shareholder Liability
      As discussed above under “Description of Common Shares of Beneficial Interest — General,” applicable Alabama law provides that no shareholder, including holders of preferred shares, shall be personally liable for the acts and obligations of us and that our funds and property shall be the only recourse for such acts or obligations.
Restrictions on Ownership
      As discussed above under “Description of Common Shares of Beneficial Interest — Restrictions on Transfer — Ownership Limits,” for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the declaration of trust provides that (subject to certain exceptions) no holder of preferred shares may own, directly or by attribution, more than 9.8% of any class or series of preferred shares. In addition, no holder may own, directly or by attribution, more than 9.8% of the issued and outstanding common shares and Preferred Shares. For a more detailed discussion of these restrictions, see “Description of common shares of Beneficial Interest — Restrictions on Transfer.”

Registrar and Transfer Agent
      The registrar and transfer agent for the preferred shares will be set forth in the applicable prospectus supplement.
DESCRIPTION OF DEPOSITARY SHARES
General
      We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred shares, as specified in the applicable prospectus supplement. Preferred shares of each series represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary named therein and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred shares represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred shares represented by such depositary shares (including dividend, voting, conversion, redemption and liquidation rights).
      The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of the preferred shares by us to the preferred share depositary, we will cause the preferred share depositary to issue, on our behalf, the depositary receipts. The description below and in any prospectus supplement does not include all of the terms of the depositary shares and should be read together with the applicable deposit agreement and related depositary receipts, each of which are incorporated by reference in this prospectus.
Dividends
      The preferred share depositary will distribute all cash dividends received in respect of the preferred shares to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred share depositary.
      In the event of a dividend other than in cash, the preferred share depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred share depositary, unless the preferred share depositary determines that it is not feasible to make such distribution, in which case the preferred share depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.
      No dividend will be made in respect of any depositary share to the extent that it represents any preferred shares converted into Excess Shares.
Withdrawal of Shares
      Upon surrender of the depositary receipts at the corporate trust office of the preferred share depositary (unless the related depositary shares have previously been called for redemption or converted into Excess Shares), the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional preferred shares and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred shares on the basis of the proportion of the preferred shares represented by each depositary share as specified in the applicable prospectus supplement, but holders of such preferred shares will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of preferred shares to be withdrawn, the preferred share depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.
Redemption of Depositary Shares
      Whenever we redeem preferred shares held by the preferred share depositary, the preferred share depositary will redeem as of the same redemption date the number of depositary shares representing the preferred shares so redeemed, provided the Company shall have paid in full to the preferred share depositary the redemption price of the preferred shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us that will not result in the issuance of any Excess Shares.
      From and after the date fixed for redemption, all dividends in respect of the preferred shares so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption upon surrender thereof to the preferred share depositary.
Voting of the Preferred Shares
      Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the preferred share depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such preferred shares. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the preferred share depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by such holder’s depositary shares. The preferred share depositary will vote the amount of preferred shares represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred share depositary in order to enable the preferred share depositary to do so. The preferred share depositary will abstain from voting the amount of preferred shares represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred share depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred share depositary.
Liquidation Preference
      In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each preferred share represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.
Conversion of Preferred Shares
      The depositary shares, as such, are not convertible into common shares or any of our other securities or property, except in connection with certain conversions in connection with the preservation of our status as a REIT. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the preferred share depositary with written instructions to the preferred share depositary to instruct us to cause conversion of the preferred shares represented by the depositary shares evidenced by such depositary receipts into whole common shares, other preferred shares (including Excess Shares) or other shares of beneficial interest, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred shares to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional common shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay in cash an amount equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.
Amendment and Termination of the Deposit Agreement
      The form of depositary receipt evidencing the depositary shares which represent the preferred shares and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred share depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the depositary agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipt, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.
      The deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the preferred share depositary if (i) such termination is necessary to assist in maintaining our status as a REIT or (ii) holders of at least two-thirds of each series of preferred shares affected by such termination consents to such termination, whereupon the preferred share depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional preferred shares as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the preferred share depositary with respect to such depositary receipts. We have agreed that if the deposit agreement is terminated to assist in maintaining our status as a REIT, then, if the depositary shares are listed on a national securities exchange, we will use our best efforts to list the preferred shares issued upon surrender of the related depositary shares on a national securities exchange. In addition, the deposit agreement will automatically terminate if (i) all outstanding depositary shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related preferred shares in connection with any liquidation, dissolution or winding up of us and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred shares or (iii) each share of the related preferred shares shall have been converted into our shares of beneficial interest not so represented by depositary shares.
Charges of Preferred Share Depositary
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred share depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the preferred share depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary
      The preferred share depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred share depositary, any such resignation or removal to take effect upon the appointment of a successor preferred share depositary. A successor preferred share depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States.
Miscellaneous
      The preferred share depositary will forward to holders of depositary receipts any reports and communications from us which are received by the preferred share depositary with respect to the related preferred shares.
      Neither the preferred share depositary nor we will be liable if the preferred share depositary is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the preferred share depositary’s under the deposit agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of preferred shares represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred share depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or preferred shares represented thereby unless satisfactory indemnity is furnished. We and the preferred share depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred shares represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.
      In the event the preferred share depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and we, on the other hand, the preferred share depositary shall be entitled to act on such claims, requests or instructions received from us.
DESCRIPTION OF COMMON SHARE WARRANTS
      We may issue common share warrants for the purchase of common shares. Common share warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of common share warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the common share warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common share warrants. The following sets forth certain general terms and provisions of the common share warrants offered hereby. Further terms of the common share warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.
      The applicable prospectus supplement will describe the terms of the common share warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

(1) the title of such common share warrants;

(2) the aggregate number of such common share warrants;

(3) the price or prices at which such common share warrants will be issued;

(4) the designation, number and terms of the common shares purchasable upon exercise of such common share warrants;

(5) the designation and terms of the other securities offered thereby with which such common share warrants are issued and the number of such common share warrants issued with each such security offered thereby;

(6) the date, if any, on and after which such common share warrants and the related common share will be separately transferable;

(7) the price at which each of the common shares purchasable upon exercise of such common share warrants may be purchased and any provisions for changes or adjustments to the exercise price;

(8) the date on which the right to exercise such common share warrants shall commence and the date on which such right shall expire;

(9) the minimum or maximum number of such common share warrants which may be exercised at any one time;

(10) information with respect to book entry procedures, if any;

(11) a discussion of certain federal income tax considerations; and

(12) any other terms of such common share warrants, including terms, procedures and limitations relating to the exchange and exercise of such common share warrants.
DESCRIPTION OF GUARANTEE
      We may fully and unconditionally guarantee the due and punctual payment of the principal of, and any premium and interest on, one or more series of debt securities issued by our operating partnership, CRLP, whether at maturity, by acceleration, redemption, repayment or otherwise, in accordance with the terms of such guarantee and the indenture. In case of the failure of CRLP punctually to pay any principal, premium or interest on any guaranteed debt security, we will cause any such payment to be made as it becomes due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by CRLP. The particular terms of the guarantee, if any, will be set forth in a prospectus supplement relating to the guaranteed debt securities of CRLP and the applicable form of note.
FEDERAL INCOME TAX CONSIDERATIONS
      The following is a description of material federal income tax considerations to a holder of common shares of the Company. As used in this section, the term “Company” refers solely to Colonial Properties Trust; the term “Operating Partnership” refers to Colonial Realty Limited Partnership; the term “Management Corporation” refers to Colonial Properties Services, Inc.; and the term “Management Partnership” refers to Colonial Properties Services Limited Partnership.
      If the Company offers one or more additional series of preferred shares or debt securities, information about any tax consequences to holders of those preferred shares or debt securities will be included in the documents pursuant to which they are offered to the extent required by applicable law.
      Because this discussion is intended to address only material federal income tax considerations relating to the ownership and disposition of common shares of the Company that are applicable to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	this discussion does not address any state, local or non-U.S. tax considerations;

•	special rules that are not addressed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company,

a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this discussion deals only with common shareholders that hold common shares of the Company as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

      The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.
      You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of common shares of the Company on your individual tax situation, including any state, local or non-U.S. tax consequences.
Taxation of the Company
      General. The Company has elected to be taxed as a REIT under the Internal Revenue Code commencing with its first taxable year. A REIT generally is not subject to federal income tax on the income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for qualification.
      The Company believes that it is organized and has operated, and the Company intends to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that the Company has qualified or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon the Company’s ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, the Company cannot provide any assurance that its actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular taxable year.
      So long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows:

•	The Company will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

•	Under some circumstances, the Company may be subject to the “alternative minimum tax” on its items of tax preference;

•	If the Company has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

•	The Company’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•	If the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% test, multiplied in either case by a fraction intended to reflect the Company’s profitability;

•	The Company will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Company fails to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for the year;

•	95% of its REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years.

•	The Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants and its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.
      In addition, if the Company acquires any asset from a taxable “C” corporation in a carry-over basis transaction, it could be liable for specified tax liabilities inherited from that “C” corporation. To its knowledge, the Company has not acquired any assets from a “C” corporation in a carry-over basis transaction.
      Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4) that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.
      Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.
      The Company believes that it has issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, the Company’s declaration of trust contains restrictions regarding the transfer of its common shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. See “Redemption of Units — Comparison of Ownership of Units and common shares — Antitakeover Provisions.” These restrictions, however, may not ensure that the Company will be able to satisfy these share ownership requirements. If the Company fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.
      To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If the Company complies with the annual letters requirement and it does not know and, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.
      To qualify as a REIT, the Company cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. The Company has elected to be taxed as a REIT beginning with its first taxable year. Therefore, the Company has not had any undistributed non-REIT earnings and profits of its own. The Company has not merged with any other companies with preexisting operations and therefore could not have inherited any undistributed non-REIT earnings and profits that those companies might have had. As a result, the Company does not believe that it has any undistributed non-REIT earnings and profits. However, the Internal Revenue Service could determine otherwise.
      Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.
      Taxable REIT Subsidiaries. A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to regular federal income tax, and state and local income tax where applicable, as a regular “C” corporation.
      Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments in excess of a certain amount made to the Company. In addition, the Company will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. There can be no assurance that the Internal Revenue Service might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, the Company’s taxable REIT subsidiaries.
      Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, the Company’s proportionate share of the assets and items of income of the Operating Partnership and the Management Partnership and other partnerships and limited liability companies in which the Company holds direct or indirect interests (each individually a “Partnership” and, collectively, the “Partnerships”), including the Partnership’s share of assets and items of income of any subsidiaries that are partnerships or limited liability companies, are treated as assets and items of income of the Company for purposes of applying the asset and income tests. The Company has control over the Operating Partnership and the Management Partnership and substantially all of the partnership and limited liability company subsidiaries of the Operating Partnership and Management Partnership and intends to operate them in a manner that is consistent with the requirements for qualification of the Company as a REIT.
      Income Tests Applicable to REITs. To qualify as a REIT, the Company must satisfy two gross income tests. First, at least 75% of the REIT’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of the Company’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.
      Rents received by the Company will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage of percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.
      Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, the Company may not provide “impermissible services” to tenants (except through an independent contractor from whom the Company derives no revenue and that meets other requirements or through a taxable REIT subsidiary), without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the Company’s direct cost of providing the service. If the impermissible tenant service income exceeds 1% of the Company’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.
      Unless the Company determines that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by the Company in the taxable year, will not jeopardize the Company’s status as a REIT, the Company does not and does not intend to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related party tenant, including a taxable REIT subsidiary;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	directly perform services considered to be noncustomary or rendered to the occupant of the property.
      The Operating Partnership and/or the Management Partnership may receive fees in consideration of the performance of property management services with respect to certain Properties not owned entirely by the Operating Partnership. A portion of such fees (corresponding to that portion of a Property owned by a third-party) will not qualify under the 75% or 95% gross income test. The Operating Partnership also may receive certain other types of income with respect to the Properties it owns that will not qualify for the 75% or 95% gross income test. In addition, dividends on the Company’s stock in the Management Corporation and its share of interest on the Management Corporation note will not qualify under the 75% gross income test. The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on nonqualifying income under the 75% and 95% gross income tests.
      “Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. The Company does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.
      If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if the Company’s failure to meet the tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will fail to qualify as a REIT. As discussed above, under “Taxation of the Company — General,” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

      Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including the Company’s share of this type of gain realized by the Operating Partnership and/or the Management Partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. The Company intends to hold its properties, and the Operating Partnership intends to hold its properties, for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with its investment objectives. The Company cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of these sales are subject to the 100% penalty tax.
      Asset Tests Applicable to REITs. At the close of each quarter of its taxable year, the Company must satisfy four tests relating to the nature of its assets:

(1) at least 75% of the value of the Company’s total assets must be represented by real estate assets, cash, cash items and government securities. The Company’s real estate assets include, for this purpose, its allocable share of real estate assets held by the Operating Partnership and Management Partnership and the non-corporate subsidiaries of the Operating Partnership and Management Partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt of the Company;

(2) not more than 25% of the Company’s total assets may be represented by securities other than those in the 75% asset class;

(3) except for investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the test described in clause (1):

•	the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets;

•	the Company may not own more than 10% of any one issuer’s outstanding voting securities; and

•	the Company may not own more than 10% of the total value of the outstanding securities of any one issuer; and

(4) not more than 20% of the Company’s total assets may be represented by securities of one or more taxable REIT subsidiaries.
      Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Internal Revenue Code and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least 20% profits interest in the partnership.
      After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An acquisition of securities could include the Company increasing its interest in the Operating Partnership as a result of a merger, the exercise by limited partners of their redemption right relating to units in the Operating Partnership, or an additional capital contribution of proceeds of an offering of shares of beneficial interest by the Company. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation. If the Company were to fail to cure noncompliance with the asset tests within this time period, the Company would cease to qualify as a REIT.
      The Management Corporation has elected, together with the Company, to be treated as a taxable REIT subsidiary of the Company. So long as the Management Corporation qualifies as a taxable REIT subsidiary, the Company will not be subject to the 5% asset test, 10% voting securities limitation and 10% value limitation with respect to the Management Corporation. The Company may acquire securities in other taxable REIT subsidiaries in the future. The Company believes that the aggregate value of its taxable REIT subsidiaries will not exceed 20% of the aggregate value of its gross assets.
      As of each relevant testing date prior to the election to treat the Management Corporation as a taxable REIT subsidiary, which election first became available as of January 1, 2001, the Company did not own more than 10% of the voting securities of the Management Corporation or any other issuer. In addition, the Company believes that as of each relevant testing date prior to the election to treat the Management Corporation or any other corporation in which the Company owns an interest as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including unsecured debt, of any issuer did not exceed 5% of the total value of the Company’s assets.
      With respect to each issuer in which the Company currently owns an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, the Company believes that its pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of the Company’s assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, the Company cannot provide any assurance that the Internal Revenue Service might not disagree with the Company’s determinations.
      Annual Distribution Requirements. To qualify as a REIT, the Company is required to distribute dividends, other than capital gain dividends, to its shareholders each year in an amount at least equal to (1) the sum of (a) 90% of the Company’s REIT taxable income, computed without regard to the dividends paid deduction and the Company’s net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if the Company recognizes any built-in gain, the Company will be required, under Treasury regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. See “— Taxation of the Company as a REIT — General” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.
      The Company intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In this event, the Company may find it necessary to cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of common shares of the Company.
      Under some circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
      To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

      The Company will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid if the Company fails to distribute during each calendar year at least the sum of:

(1) 85% of its REIT ordinary income for the year;

(2) 95% of its REIT capital gain net income for the year; and

(3) any undistributed taxable income from prior taxable years.
      A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.
      Record-Keeping Requirements. The Company is required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.
      Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. If the Company fails to qualify as a REIT, the Company will not be required to make any distributions to shareholders and any distributions that are made to shareholders will not be deductible by the Company. As a result, the Company’s failure to qualify as a REIT would significantly reduce the cash available for distributions by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Company’s current and accumulated earnings and profits, whether or not attributable to capital gains of the Company, and corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that the Company would be entitled to any statutory relief.
Tax Aspects of the Company’s Investments in Partnerships
      General. All of the Company’s investments are held indirectly through the Operating Partnership. In general, partnerships are “pass-through” entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. The Company includes its proportionate share of these partnership items in its income for purposes of the various REIT income tests and the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held through the Operating Partnership. See “— Taxation of the Company — Ownership of Partnership Interests by a REIT” above.
      Entity Classification. The Company holds direct or indirect interests in the Operating Partnership and the Management Partnership and other partnerships and limited liability companies (each individually a “Partnership” and, collectively, the “Partnerships”). The Company believes that each of the Partnerships qualifies as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If any of the Partnerships were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company’s assets and items of gross income would change, which could preclude the Company from satisfying the asset tests and possibly the income tests (see “Federal Income Tax Considerations — Taxation of the Company — Asset Tests” and “— Income Tests”), and in turn could prevent the Company from qualifying as a REIT.

      Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which the Company owns an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder.
      Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the Operating Partnership’s partnership agreement requires such allocations to be made in a manner consistent with Section 704(c). As a result, certain limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets. These allocations will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) as applied by the Company do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to its as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “Federal Income Tax Considerations — Taxation of the Company — Annual Distribution Requirements.”
Taxation of U.S. Shareholders
      As used in the remainder of this discussion, the term “U.S. shareholder” means a beneficial owner of a common share of the Company that is, for United States federal income tax purposes:

(1) a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

(2) a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

(3) an estate the income of which is subject to federal income taxation regardless of its source; or

(4) in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

      Generally, in the case of a partnership that holds common shares of the Company, any partner that would be a U.S. shareholder if it held the common shares directly is also a U.S. shareholder. A “non-U.S. shareholder” is a holder, including any partner in a partnership that holds common shares, that is not a U.S. shareholder.
      Distributions. So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of its current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of its current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. shareholder’s adjusted basis in its shares will be taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.
      The Company may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held its shares. Designations made by the Company only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.
      Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as “undistributed capital gain.” The Company will be subject to tax at regular corporate rates on any undistributed capital gain.
      A U.S. shareholder:

(1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; and

(2) will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by the Company exceeds the U.S. shareholder’s tax liability on the undistributed capital gain.
A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately.
      The Company will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•	a 20% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.
      The Company must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

      The Company may elect to require shareholders to include the Company’s undistributed net capital gains in their income. If the Company makes such an election, U.S. shareholders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately.
      Distributions made by the Company and gain arising from the sale or exchange by a U.S. shareholder of common shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of common shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. The Company’s operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.
      Sales of Shares. Upon any taxable sale or other disposition of common shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on the sale or other disposition; and

•	the holder’s adjusted basis in the common shares for tax purposes.
      This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale common shares of the Company held for more than 12 months. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or more, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.
Taxation of Tax-Exempt Shareholders
      Provided that a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of common shares will not constitute UBTI unless the tax-exempt shareholder has held its share as debt financed property within the meaning of the Internal Revenue Code or has used the common shares in a trade or business.
      However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.
      Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”
      A REIT is a pension held REIT if it meets the following two tests:

•	it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•	either (a) at least one pension trust holds more than 25% of the value of the REIT’s shares, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.
      The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. Based on both its current share ownership and the limitations on transfer and ownership of shares contained in its Declaration of Trust, the Company does not expect to be classified as a pension held REIT.
U.S. Taxation of Non-U.S. Shareholders
      Distributions by the Company. Distributions by the Company to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of “U.S. real property interests” nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.
      The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced rate with the Company; or

(2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is income effectively connected with non-U.S. shareholder’s trade or business.
      Distributions in excess of current and accumulated earnings and profits will be taxable to a non-U.S. shareholder (and will be subject to withholding tax) to the extent that the distributions exceed the non-U.S. shareholder’s basis in its the Company’s common shares. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted basis of the non-U.S. shareholder in its common shares will reduce the non-U.S. shareholder’s adjusted basis in its common shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.
      The Company may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.
      Distributions to a non-U.S. shareholder that are designated by the Company at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1) the investment in the common shares is effectively connected with the non-U.S. shareholder’s trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

(2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.
      Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.
      The Company will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of the Company’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder’s United States federal income tax liability.
      Although the law is not clear on the matter, it appears that amounts designated by the Company as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

      Sale of common shares. Gain recognized by a non-U.S. shareholder upon the sale or exchange of common shares of the Company generally would not be subject to United States taxation unless:

(1) the investment in common shares of the Company is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders with respect to any gain;

(2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3) the common shares of the Company constitute a U.S. real property interest within the meaning of FIRPTA, as described below.
      The Company’s common shares will not constitute a United States real property interest if the Company is a domestically-controlled REIT. The Company will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. shareholders.
      The Company believes that, currently, it is a domestically controlled REIT and, therefore, that the sale of the Company’s common shares would not be subject to taxation under FIRPTA. Because the Company’s common shares are publicly traded, however, the Company cannot guarantee that it is or will continue to be a domestically-controlled REIT.
      Even if the Company does not qualify as a domestically-controlled REIT at the time a non-U.S. shareholder sells its common shares of the Company, gain arising from the sale still would not be subject to FIRPTA tax if:

(1) the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.
      If gain on the sale or exchange of the Company common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.
Backup Withholding and Information Reporting Requirements
     U.S. Shareholders
      In general, information reporting requirements will apply to payments of distributions on common shares of the Company and payments of the proceeds of the sale of common shares to some shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 30% for 2003 (currently scheduled to be reduced to 28% by 2006) if:

(3) the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(4) the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

(5) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

(6) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.
      Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s United States federal income tax and may entitle the shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.
     Non-U.S. Shareholders
      Generally, information reporting will apply to payments of distributions on common shares, and backup withholding at a rate of 30% for 2003 (scheduled to be reduced to 28% by 2006) may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.
      The payment of the proceeds from the disposition of common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.
      Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some shareholders are required to have provided new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.
Other Tax Considerations
      A portion of the Company’s income is comprised of dividends from the Management Corporation, and payments on the note held by the Operating Partnership. The Management Corporation is a regular C corporation and thus pays federal, state and local income taxes on its net income at normal corporate rates. Furthermore, as a taxable REIT subsidiary of the Company, the Management Corporation is limited in its ability to deduct interest payments made to the Company. To the extent that the Company or any of its subsidiaries, including the Management Corporation, are required to pay federal, state or local taxes, the Company will have less cash available for distribution to shareholders.
      State and Local Considerations. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common shares of the Company.
      The Alabama Real Estate Investment Trust Act (the “Act”), which was enacted in July 1995, generally conforms the treatment of REITs (such as the Company) under Alabama tax law to federal law for tax years beginning after December 31, 1994. In particular, the Act specifically permits REITs to deduct dividends paid in computing taxable income for Alabama income tax purposes. Under Alabama law, each beneficiary of a REIT is required to report and pay Alabama tax on its share of the REIT’s income to the extent described below. An individual who is an Alabama resident is required to report and pay tax on all of its share of the REIT’s income, regardless of the source of that income. An individual who is not resident in Alabama for Alabama state income tax purposes is required to report and pay tax only on income considered to be Alabama source income (i.e., income that would be subject to tax in Alabama if received directly by the individual). For this purpose, however, income derived by a REIT with respect to stock or securities is not considered to be Alabama source income merely because the securities are issued by a corporation organized under Alabama law or doing business in Alabama. Similar treatment applies to a corporate beneficiary of a REIT that is not organized or otherwise engaged in a “trade or business” in Alabama. The Company has received an opinion from special Alabama tax counsel to the effect that so long as the Company’s sole assets consist of stock and securities of other corporations or partnerships (i.e., the Management Corporation, the Operating Partnership), (i) individual shareholders of the Company who are not residents of Alabama for Alabama state income tax purposes and who do not otherwise receive taxable income from property owned or business transacted in Alabama and (ii) corporate shareholders not organized in Alabama that do not otherwise receive income from sources within, or business transacted in, Alabama will not be required to file tax returns in Alabama or pay tax in Alabama as a result of investing in common shares of the Company.
      The state of Alabama imposes a privilege tax on a REIT organized under Alabama law. The amount of the privilege tax due is based on the REIT’s net worth. The privilege tax imposed on a REIT shall be not less than $100 nor more than $500,000. Any Alabama privilege tax that the Company is required to pay will reduce the cash available for distribution by the Company to Shareholders.
BOOK-ENTRY SECURITIES
      The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depository. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.
      Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depository arrangements.
      Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depository, who are called “participants.” Such accounts shall be designated by the underwriters, dealers or agents with respect to the securities or by us if we directly offer and sell the securities. Ownership of beneficial interests in a global security will be limited to the depository’s participants or persons that may hold interests through such participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depository or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

      So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such securities in definitive form and will not be considered the owners or holders thereof under the applicable instrument defining the rights of the holders of the securities.
      Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of us, our officers and trustees or any paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      We expect that the depository for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of dividend or other amount in respect of a permanent global security representing any of such securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such securities as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such participants.
      If a depository for a series of securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such securities, determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.
PLAN OF DISTRIBUTION
      We may sell our securities in or through underwriters for public offer and sale by them, and also may sell securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.
      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.
      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the securities Act.
      If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by contracts.
      We may agree to sell securities to an underwriter for a delayed public offering and may further agree to adjustments before the public offering to the underwriters’ purchase price for the securities based on changes in the market value of the securities. The prospectus supplement relating to any such public offering will contain information on the number of securities to be sold, the manner of sale or other distribution, and other material facts relating to the public offering.
      One or more of the following (or their successors) may be involved as an underwriter or agent in any at-the-market offering of securities:

•	Banc of America Securities LLC

•	Banc One Capital Markets, Inc.

•	BNY Capital Markets, Inc.

•	Bear Stearns & Co. Inc.

•	First Union Securities, Inc.

•	Goldman Sachs & Co.

•	Lehman Brothers Inc.

•	JPMorgan Chase Securities Inc.

•	Legg Mason Wood Walker, Incorporated

•	McDonald Investments Inc.

•	Merrill Lynch, Pierce, Fenner & Smith Incorporated

•	Morgan Stanley & Co. Incorporated

•	Prudential Securities, Inc.

•	Salomon Smith Barney Inc.
      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION
      This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
      We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:
      Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549
      You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.
      The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Colonial Properties Trust, who file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. These filings contain important information about us.

1. Our annual report on Form 10-K, as amended by Form 10-K/ A, for the year ended December 31, 2002.

2. Our quarterly report on Form 10-Q for the quarter ended March 31, 2003.

3. Our registration statement on Form 8-A, which incorporates by reference a description of the common shares from our Registration Statement on Form S-11 (File No. 33-65954) including an amendment or report filed for the purpose of updating such description.

4. Our registration statement on Form 8-A, which incorporates by reference a description of our Series A preferred shares from our prospectus supplement dated November 3, 1997 to the prospectus dated January 8, 1997.

5. Our registration statement on Form 8-A, which incorporates by reference a description of our Series C preferred shares from our prospectus supplement dated June 14, 2001 to the prospectus dated June 12, 2001.

6. Our registration statement on Form 8-A, which incorporates by reference a description of our Series D preferred shares from our prospectus supplement dated April 3, 2003 to the prospectus dated June 12, 2001.

7. Our current report on Form 8-K filed with the SEC on April 29, 2003.
      You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s web site described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this document by writing us at the following address or calling us at the telephone number listed below:
      COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203
Attention: Howard B. Nelson, Jr.
Telephone: (205) 250-8700
LEGAL MATTERS
      The legality of the debt securities, the preferred shares, the common shares, the common share warrants and the depositary shares offered hereby and certain tax matters will be passed upon for the Company by Hogan & Hartson L.L.P. Certain Alabama tax matters will be passed upon for the Company by Sirote & Permutt, P.C., Birmingham, Alabama.
EXPERTS
      The consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Colonial Properties Trust have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

4,500,000 Shares
Common Shares of Beneficial Interest

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Wachovia Securities
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Morgan Keegan & Company, Inc.
Stifel, Nicolaus & Company
Incorporated
September      , 2005